Contact

www.linkedin.com/in/michael-e-marks-0380a9b (LinkedIn)

Top Skills

University Lecturing

Nonprofit Organizations

Michael E Marks

Founding Managing Partner at Celesta Capital

San Francisco Bay Area

Summary

Michael is a founding managing partner of Celesta Capital, a venture capital firm focused on accelerating and scaling disruptive global technology companies. Prior to Celesta, Michael was a founding partner of Riverwood Capital, a Menlo Park-based private equity firm, and served as Partner and Senior Advisor at Kohlberg Kravis Roberts & Co. He spent 13 years as CEO and then chairman of Flextronics International Ltd., building it into one of the largest technology companies in the world. Michael also served as an Interim CEO at Tesla.

Michael served as an Adjunct Professor at Stanford Graduate Business School from 2008 - 2017, and is currently a Board Director for over 20 companies. He previously served as a Director for Schlumberger Limited, GoPro, and SanDisk, among others.

Experience

Celesta Capital

Founding Managing Partner

2014 - Present (10 years)

Biomason

Board Member

September 2022 - Present (2 years 4 months)

Autonomy

Board Member

April 2022 - Present (2 years 9 months)

Alveo Technologies

Board Member

October 2021 - Present (3 years 3 months)

Carbitex
Chairman of the Board
September 2021 - Present (3 years 4 months)

Prellis Biologics
Board Member
June 2021 - Present (3 years 7 months)

Slate Technologies Inc.
Board Member
May 2021 - Present (3 years 8 months)

Finicast, Inc.
Board Member
January 2021 - Present (4 years)

MINA Group
Board Member
January 2021 - Present (4 years)

Onx Homes
Chairman of the Board
December 2020 - Present (4 years 1 month)

Colors Living Produce
Board Member
July 2020 - Present (4 years 6 months)

iFLY Indoor Skydiving
Board Member
June 2020 - Present (4 years 7 months)

Was also previously on the board 2012-2015.

Whiterabbit.ai
Board Member
November 2018 - Present (6 years 2 months)

H2O.ai
Board Member
August 2015 - Present (9 years 5 months)

Smartfrog&Canary (canary.is)
Board Member

April 2015 - Present (9 years 9 months)

The Melt
Board Member

March 2013 - Present (11 years 10 months)

Bossa Nova
Board Member

August 2017 - June 2023 (5 years 11 months)

Berkeley Lights
Board Member

August 2014 - 2021 (7 years)

KATERRA
Co-Founder & CEO

February 2015 - 2020 (5 years)

Riverwood Capital
Founding Partner

March 2007 - 2020 (13 years)

Menlo Park

Lolli & Pops
Board Member

June 2015 - 2019 (4 years)

SLB
Board Member

2005 - 2019 (14 years)

Stanford University Graduate School of Business
Adjunct Professor

March 2008 - June 2017 (9 years 4 months)

Stanford, California, United States

Professor for Global Value Chain Strategies

GoPro

Board Member

2011 - 2017 (6 years)

Liquid Robotics

Board Member

February 2013 - December 2016 (3 years 11 months)

SanDisk®

Board Member

2003 - 2016 (13 years)

the V Foundation

Board Member

2007 - 2015 (8 years)

Aptina

Board Member

November 2009 - August 2014 (4 years 10 months)

Globant

Board Member

July 2007 - March 2009 (1 year 9 months)

Crocs

Board Member

2006 - 2009 (3 years)

Tesla

Interim CEO

January 2007 - December 2007 (1 year)

Flex

15 years

Chairman of the Board

January 2005 - December 2007 (3 years)

Chief Executive Officer

1992 - 2005 (13 years)

KKR & Co. Inc.

Partner

2006 - 2007 (1 year)

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Education

Harvard Business School
Master of Business Administration - MBA · (1975 - 1977)

Oberlin College
BA, MA, Psychology · (1969 - 1974)